Exhibit 12.1

BreitBurn Energy Partners L.P.

Computation of Ratio of Earnings

to Fixed Charges

(In thousands)

	Predecessors				Successor
	BreitBurn Energy Company LLC	BreitBurn Energy Company L.P.			BreitBurn Energy Partners L.P.
	January 1 to June 15, 2004	June 16 to December 31, 2004	Year Ended December 31, 2005	January 1 to October 9, 2006	October 10 to December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Three Months Ended March 31, 2009
Earnings:
Net income (loss)	$(6,396)	$9,678	$39,007	$48,048	$1,871	$(60,357)	$378,236	$46,357
Income tax expense (benefit)	—	—	—	90	(40)	(1,229)	1,939	468

Total earnings	$(6,396)	$9,678	$39,007	$48,138	$1,831	$(61,586)	$380,175	$46,825

Fixed charges:
Interest and other financing costs, net	$4,711	$143	$1,731	$2,751	$105	$6,391	$30,107	$5,050
Realized loss on interest rate swaps (excluding Lehman termination)	—	—	—	—	—	—	2,916	3,068

Total fixed charges	$4,711	$143	$1,731	$2,751	$105	$6,391	$33,023	$8,118

Ratio of earnings to fixed charges	n/a	67.68x	22.53x	17.50x	17.38x	n/a	11.51x	5.77x